UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated September 29, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 29, 2021

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Report - For the Six Months Ended June 30, 2021

Safe Harbor Statement and Legal Disclaimer

This Form 6-K contains certain statements that describe our management's beliefs concerning future business conditions and prospects, growth opportunities and the outlook for our business, including our business in air filter, electronic glass and the 3D autostereoscopic or ASD display, based upon information currently available. Such statements are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, we have identified these forward-looking statements by words such as "anticipates," "believes," "intends," "estimates," "expects," "projects" and similar phrases. These forward-looking statements are based upon assumptions our management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, the risks and uncertainties disclosed in our annual report on Form 20-F filed with the Securities and Exchange Commission from time to time.

Because our forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of our forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this Form 6-K and in our annual reports will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, we undertake no obligation to publicly update any of our forward-looking or other statements, whether as a result of new information, future events, or otherwise.

Nasdaq/Media Release (NASDAQ: IMTE)

September 29, 2021

Half Year Report - For the Six Months Ended June 30, 2021

Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") announces the release of its Interim Report for the six months ended June 30, 2021.

Presented In Australian dollars (A$)

Key Information	For the Six Months Ended
	June 30, 2021 A$	June 30, 2020 A$	% of Increase/ (Decrease)
Revenue from operating activities	3,294	444,663	(99%)
Earnings before interest, tax, depreciation and amortization ("EBITDA")	(6,515,773)	(3,451,089)	(89%)
Loss from ordinary activities after tax attributable to members	(6,680,453)	(4,655,833)	(44%)
Total comprehensive loss attributable to members	(6,414,078)	(4,530,186)	(42%)
Basic and diluted loss per share	(0.88)	(1.32)	(33%)
Interim dividend	N/A	N/A	N/A

The revenue from operating activities decreased by 99% from A$444,663 for the six months ended June 30, 2020 to A$3,294 for the six months ended June 30, 2021, primarily from the decreases in sale of display products.

During the six months ended June 30, 2021, IMTE has recorded a loss of A$7,130,857 (2020: loss of A$4,835,240). The increase in losses was mainly due to increase in the fair value loss of the derivative on financial instruments as compared to the prior period.

Please refer to Exhibit 99.1 for full text of our Interim Report for the six months ended June 30, 2021.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated photocatalytic plates for filters, the sale of electronic glass and financial research. For more information, please visit www.imtechltd.com.

Investor Relations Contact:

Email: info@imtechltd.com